EXHIBIT 21


          [THYSSEN LOGO]                           GIDDINGS & LEWIS*



          FOR IMMEDIATE RELEASE

           CONTACTS:
           FOR THYSSEN AG:                   FOR GIDDINGS & LEWIS, INC.:
           Media Contact:                    Media Contact:
           Pascale Wiedenroth                Patricia Meinecke
           (011-49-211) 824-36677            (414) 929-4212

           Investor Contact:                 Investor Contact:
           Konrad Tamschick                  Douglas Barnett
           (011-49-211) 824-38347            (414) 929-4374

                           Joele Frank/Patricia Sturms
                           Abernathy MacGregor Group
                           (212) 371-5999



                       THYSSEN AG AND GIDDINGS & LEWIS
             SIGN DEFINITIVE MERGER AGREEMENT FOR ACQUISITION OF
                  GIDDINGS & LEWIS AT $21 PER SHARE IN CASH

          DUESSELDORF, GERMANY AND FOND DU LAC, WI, JUNE 12, 1997 THYSSEN AG, a company based in Duesseldorf, Germany and GIDDINGS & LEWIS, INC. (NASDAQ: GIDL) today jointly announced that the two companies have signed a definitive merger agreement for the acquisition of Giddings & Lewis by Thyssen AG at $21 per share in cash. Giddings & Lewis has approximately 32.1 million shares outstanding on a fully diluted basis, giving the transaction a total equity value of approximately $675 million.

          Under the terms of the agreement, a subsidiary of Thyssen AG will shortly commence a tender offer to acquire all of the outstanding shares of Giddings & Lewis for $21 per share in cash. Following the completion of the tender offer, Thyssen AG will consummate a second step merger in which remaining Giddings & Lewis shareholders will also receive the $21 per share in cash.

          Giddings & Lewis will continue to operate under the Giddings & Lewis name and will maintain its headquarters and management team in Fond du Lac, Wisconsin.
          Dr. Dieter H. Vogel, Chairman of Thyssen AG, said, "This merger is about competitiveness, growth and greater opportunities. Giddings & Lewis is the ideal fit with Thyssen AG to enhance our core production systems business. The combination of Thyssen's financial strength and global marketing and sales capabilities with Giddings & Lewis' market and technology leadership, established brand names and broad range of related products and services provides a strong platform for future growth, which we expect to benefit employees of both organizations."

          Mr. Marvin L. Isles, Chairman and Chief Executive Officer of Giddings & Lewis, Inc., said, "Our Board of Directors unanimously concluded that this transaction with Thyssen is in the best interests of all of Giddings & Lewis' constituencies. At $21 per share in cash, Giddings & Lewis shareholders will receive exceptional value.
          Backed by Thyssen's financial strength and global resources, Giddings & Lewis is strategically positioned to focus on our core purpose providing customers worldwide with the products and services they need to improve their manufacturing productivity. We are particularly pleased that Thyssen has a proven track record in North America of investment, growth and good corporate citizenship."

          Dr. Eckhard Rohkamm, Chairman of Thyssen Industrie AG, the capital goods arm of Thyssen AG, added, "Together, we can grow our joint customer base and increase our sales potential, creating new opportunities throughout Giddings & Lewis and Thyssen. The companies have unparalleled synergies in the global industrial automation industry not only in the products and services offered, but also in geographic coverage, customer base and technical capability. We have the potential of shared manufacturing capabilities and anticipate that Thyssen will expand Giddings & Lewis' manufacturing volume by adding Thyssen product lines to Giddings & Lewis facilities. Giddings & Lewis will be able to capitalize on Thyssen's European presence to expand its manufacturing capabilities and global market base. At the same time, Thyssen will have a greater ability to penetrate North American markets.

          "We are committed to growing all of Giddings & Lewis' businesses to better serve our customers worldwide. Combined, we create the world's premier machine tool manufacturer, with the global resources and flexibility to deliver exactly what customers need, whenever and wherever they need it. The merger of our two companies creates a stronger business positioned to compete successfully on a global scale," Dr. Rohkamm concluded.

          Mr. Isles continued, "Thyssen is the right partner for Giddings & Lewis. We are like-minded about how to achieve our goals, and Giddings & Lewis' management is enthusiastic about the value Thyssen adds to our business. The combination with Thyssen will enable Giddings & Lewis to continue to pursue its growth objectives, including the expansion of its aftermarket business for the large installed base of machine tools in the U.S. and overseas. We are very excited about the combination. Thyssen is committed to enhancing all our businesses and is knowledgeable about Giddings & Lewis' markets and customers. It was essential for Giddings & Lewis to join with a company that is interested in all markets we serve, including our important automotive segment, which accounts for 50% of our sales."

          "This combination addresses two economic and market forces at work in our industry today: consolidation and globalization. As these trends continue, major players will emerge who can meet the needs of global customers. Our vision for Giddings & Lewis is of a global enterprise with regional sales and engineering and worldwide manufacturing. We intend to be among the global players. With this one step, we have achieved that goal. Together with Thyssen, we have the mass, the global reach, and the industry know-how to compete successfully today and tomorrow in the increasingly global machine tool business," Mr. Isles concluded.

          Completion of the transaction is subject to antitrust review in the United States, Germany and certain other countries and Giddings & Lewis stockholder approval (if necessary) of the second-step merger. Under certain circumstances, if the agreement were terminated by Giddings & Lewis for another acquisition transaction, Giddings & Lewis would pay Thyssen a fee of $20 million and reimburse it for up to $3 million in expenses.

          Morgan Stanley & Co. Incorporated served as the financial adviser to Thyssen AG. Credit Suisse First Boston
          Corporation served as the financial adviser to Giddings & Lewis and provided a fairness opinion in connection with the transaction.

          Headquartered in Fond du Lac, Wisconsin, Giddings & Lewis is the largest supplier of industrial automation products and machine tools in North America, and among the largest in the world. The company serves customers worldwide with products and services to improve manufacturing productivity.

          Thyssen AG, headquartered in Duesseldorf, is one of Germany's biggest industrial and commercial enterprises with $26.2 billion in annual revenues and approximately 113,000 employees around the world. Thyssen has around 320 companies in Germany, the US and numerous other countries. Thyssen AG, through its subsidiaries, offers capital goods and manufactured products, manufactures steel products and providers trading and services such as logistics, distribution of production materials and waste management, and lately cellular telephony. The capital goods include automation systems, machine tools, elevators and automotive supplies.

          Note to editors: Today's news release, along with other news about Thyssen and Giddings & Lewis, is available on the Internet at http://www.thyssen.com and http://www.giddings.com, or for Giddings & Lewis simply call Company News On Call, 1-800-758-5804, ext. 119821.

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